EXHIBIT 99.2

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

April 23, 2010

The Franklin Savings and Loan Company
Employee Stock Ownership Plan
Attn: Thomas H Siemers, Trustee
4750 Ashwood Drive
Cincinnati, OH 45241

Dear Tom,

I have read your April 20, 2010 letter.

By your steadfast refusal to accept our offer to purchase all of the Franklin ESOP’s voting shares at $15.00 per share, a significant premium to the market price of FFHS shares both at the time the offer was made and now, you and the other ESOP fiduciaries continue to breach your fiduciary duties to the ESOP and its participants.

The reasons you have given for your continued rejection of our offer are flimsy and do not divert our attention from the fact that you are putting your own self interests far above the interests of the ESOP and the ESOP participants.  An independent ERISA fiduciary considering our offer with an eye single to the interests of the ESOP participants no doubt would have already accepted our offer so that by now we would have been well on our way to obtaining OTS approval, a regulatory process that you previously cited as an excuse for turning your back on our offer and your ESOP participants.

While it seems obvious that you have no interest in putting the ESOP’s interests above your own, we thought we would give you one more chance.

Lenox will keep open our offer to acquire all ESOP shares for $15.00 per share with the following pre-conditions: (i) an unrelated and independent ESOP fiduciary replaces you (and the other conflicted insiders) effective immediately; (ii) the independent ESOP fiduciary will have the responsibility and the commensurate authority to oversee and conduct the ESOP pass-through voting in connection with the 2010 Annual Meeting (including any and all voting instructions and response to proxy solicitations) in a manner that is completely confidential so that no Franklin officers, directors or employees will ever know how any ESOP participant voted (and the confidentiality protections will be explained in advance to the ESOP participants so they may vote their conscience without fear of reprisal); (iii) the independent fiduciary will have the responsibility of voting the ESOP suspense shares (including response to proxy solicitations); (iv) at our cost the independent fiduciary shall provide the ESOP participants Lenox’s proxy solicitation materials; and (v) Lenox receives all required approvals from the Office of Thrift Supervision, including such approvals in connection with Lenox’s change in control filing.

I hope you will now place the ESOP’s interests above your own and accept this offer without further delay and obfuscation.  I look forward to receiving your response to our offer immediately but in all events by Friday, April 30, 2010 at 1:00PM.

Sincerely,

/s/ Jason D. Long
Jason D. Long
Vice President
Lenox Wealth Management